UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated September 13, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A publicly held company

CNPJ/MF. N.º 60.643.228/0001-21

NIRE 35.300.022.807

Call Notice

Extraordinary Shareholders’ General Meeting

Shareholders of FIBRIA CELULOSE S.A. (the “Company”) are invited to attend the Extraordinary Shareholders’ General Meeting to be held on September 30, 2013, at 2:00 p.m., at the Company’s headquarters located at Alameda Santos, no. 1.357, 6th floor, at room Eucalyptus, in the City of São Paulo, State of São Paulo, to deliberate of the subjects of the following Agenda:

(a)                                 Analyze, discuss and approve the Protocol and Justification of the Merger of Normus Empreendimentos e Participações Ltda. (“Normus”) into the Company, celebrated between Fibria Celulose S.A., in the capacity of merging company, and Normus, in the capacity of merged company, dated of September 12, 2013 (the “Protocol and Justification”), accompanied by the relevant documents, acknowledging the opinion of the Company’s Fiscal Council;

(b)                                 Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes (“PwC”), a company established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, duly represented by the partner Carlos Eduardo Guaraná Mendonça, Brazilian Citizen, married, accountant, bearer of ID card RG no 06.752.188-0, enrolled with the CPF/MF under the no. 401.371.636-49 and registered at the Regional Accounting Council of São Paulo under the no. 1SP196994/O-2, resident and domiciled in the City of São Paulo, State of São Paulo with business address at Avenida Francisco Matarazzo, no 1.400, Torre Torino, Água Branca, as the specialized company responsible for the appraisal of Normus’ net worth, based on its book value, and preparation of the corresponding appraisal report (the “Appraisal Report”);

(c)                                  Analyze, discuss and vote on the Appraisal Report of Normus’ Net Worth, prepared by the specialized company;

(d)                                 Approve the merger of Normus into the Company, in accordance with the terms and conditions established in the Protocol and Justification, without increasing the corporate capital of the Company, and with the termination, by merger, of Normus; and

(e)                                  Authorize the Company’s management to take all the measures necessary for the achievement of the merger of Normus into the Company.

1. Copies of the documents to be discussed in this Shareholders’ General Meeting, including information on the specialized company responsible for the Appraisal Report, as required by article 21 of CVM Instruction 481 of December 17, 2009, are available to shareholders at the Company’s headquarters and at the following websites: Company’s website (www.fibria.com.br/ri), the Brazilian Exchange and Securities Commission’s website (www.cvm.gov.br) and on the São Paulo Stock Exchange BM&FBovespa (www.bmfbovespa.com.br).

2. Shareholders holding common nominal shares with no par value issued by the Company, their legal representatives or attorneys-in-fact may participate in the presently summoned meeting, provided that the aforementioned shares are registered in their names at the depository financial institution responsible for keeping record of the Company’s shares, and/or custody agent, pursuant to the provision set forth in Article 126 of Law no. 6.404/76. Shareholders should be present before the starting time indicated in the Call Notice, bearing the following documents:

• Individual Shareholders: Personal ID document with photograph (RG or RNE ID card, driver’s license or identities issued by duly accredited professional entities); and proof of ownership of shares issued by the Company, duly updated, issued by the depository financial institution and/or the custody agent after September 23, 2013;

• Corporate Shareholders: Certified copies of the latest articles of incorporation or consolidated bylaws and of the corporate documents which grant representations powers (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, issued by the depository financial institution and/or the custody agent after September 23, 2013;

• Investment Funds: Certified copy of the latest consolidated regulations for the fund and of the articles of incorporation or by-laws of its administrator, in addition to corporate documentation that grant powers of representation (articles of the election of the directors and/or power of attorney); personal ID document with photograph for the legal representative(s); and proof of ownership for shares issued by the Company, duly updated, issued by the depository financial institution and/or the custody agent after September 23, 2013;

2.1. Up to 3 (three) business days before the date set for the Shareholders’ General Meeting presently summoned, in accordance with Article 28, § 4, of the Bylaws, the Shareholder that will be represented by an attorney-in-fact must deposit at the headquarters of the Company the corresponding representation document and power of attorney. The documents shall be sent to the attention of the Company’s Legal Departament, at Alameda Santos, no. 1357/7th floor, 01419-908, São Paulo - SP.

2.2. If the Shareholder has not deposited the representation document and power of attorney in the time established in Article 28, § 4º, of the Company’s Bylaws, its representatives or attorneys-in-fact may participate in the Meeting, as long as they present, by that date, the originals of the documents proving their powers.

São Paulo, September 13, 2013.

FIBRIA CELULOSE S.A.

José Luciano Duarte Penido

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2013

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO